FORM 6-K	OMB APPROVAL
OMB Number: 3235-0116
SECURITIES AND EXCHANGE COMMISSION	Expires: March 31, 2003
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL, LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Prudential plc Preliminary Results 2003

Embargo: 07:00 hrs Tuesday 24 February 2004

PRUDENTIAL PLC 2003 UNAUDITED RESULTS

•      Total Group insurance and investment sales of £31.5 billion, up 11 per cent on 2002

•      Group new business achieved profit margin remains strong at 38 per cent (2002: 41 per cent)

•      New business achieved profits down 18 per cent to £605 million

•      Achieved basis operating profit of £794 million down 27 per cent

•      Total pre-tax achieved basis profit of £838 million compared with a loss of £483 million in 2002

•      Over 70 per cent of Group sales and new business achieved profits from outside the UK

•      UK life fund free asset ratio at the end of 2003 of 10.5 per cent without taking account of future profits or implicit items (8.4 per cent at the end of 2002)

•      Final dividend per share of 10.7p, resulting in a total payment of 16.0p

All comparisons above are quoted at 2003 constant exchange rates

Results Summary	2003		2002*			2002**
	£m		£m		%	£m
Total Group insurance and investment sales	31,457		28,457		11	29,901
New business achieved profits	605		736		(18)	774
Achieved basis operating profit***	794		1,081		(27)	1,133
Modified statutory basis operating profit***	357		429		(17)	449
Total Group funds under management	168,000		150,000		12	155,000
Full-year dividend per share	16.0	p	26.0	p	(38.5)	26.0
Shareholders’ funds – achieved profits basis	7,043		6,794		4	7,196

*              Figures at 2003 constant exchange rates

**           Figures as reported

***         Operating profit before goodwill, exceptional items and short-term fluctuations in investment returns

Commenting on the results, Jonathan Bloomer, Prudential’s Group Chief Executive, said:

“2003 was a difficult year for the insurance industry. Instability in international markets, bond and equity market confidence adversely affected by greater political risk, and an uncertain economic outlook all had a negative impact on consumer confidence.

“Against this background, we maintained our clear focus on investing for value and allocated capital to those areas of our business generating higher returns.  We continued to grow our Asian operations organically; increased Jackson National Life’s market share in core product areas on a self-financing basis; and grew our shareholder-backed businesses in the UK.

News release

Corporate Relations

Prudential plc

Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725

Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are regulated by the FSA

“There were some increasingly positive trends in the third and fourth quarters as markets began to stabilise and sales started to recover, and we ended the year in good shape.  We have one of the strongest UK life funds in the industry, our capital position is strong and we are well placed to manage the business for growth”.

Group Results (all commentary is at 2003 constant exchange rates)

“Total Group insurance and investment sales of £31.5 billion were up 11 per cent on 2002. On an annual premium equivalent (APE) basis, insurance sales for the year were down 12 per cent to £1.6 billion but sales in the fourth quarter increased by 9 per cent on the third quarter.  Total Group insurance and investment funds under management as at 31 December 2003 were £168 billion compared with £150 billion at the end of 2002.

“New business achieved profits of £605 million decreased by 18 per cent, reflecting lower sales volumes in the UK and US, and total achieved basis operating profits of £794 million were down 27 per cent. Modified statutory basis (MSB) profits decreased 17 per cent to £357 million, principally due to lower annual and terminal bonus rates in the UK in 2003 which affected the shareholder transfer from the long-term fund.

“In these difficult markets, our continued focus on value and in particular higher margin business enabled us to report a Group new business margin of 38 per cent, a level that we have broadly maintained over the last five years”.

Dividend

“The Board has decided to pay a total dividend for the year of 16.0 pence per share and we believe that this level is one from which it will be possible to grow the dividend in the future.  The level of growth will be determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long-term”.

Positioning the business for growth

“Prudential Corporation Asia (PCA) maintained its strong record of growth, reporting an increase of 16 per cent in APE sales and 1 per cent in new business achieved profits. APE sales from its businesses in newer markets grew by 65 per cent. PCA has well-established life insurance and fast-growing mutual fund operations across the region and its focus is to continue growing these businesses organically and supplement this growth with small in-fill acquisitions as appropriate.  We estimate that it ended 2003 with top-five market shares in eight of its 12 life insurance markets, two of its seven mutual fund markets and for Hong Kong’s Mandatory Provident Fund.  Gross investment in 2003 was just under £150 million and we plan to maintain the same level of gross investment this year and next. Based on current business plans and as more of our individual businesses in Asia become net generators of cash after financing their own development, we expect PCA to become a net capital contributor to the Group in 2006.  Asia is one of the fastest-growing regions for savings in the world and PCA remains focused on delivering long-term, profitable and sustainable growth.

“With approximately 70 per cent of the world’s retirement assets, the US is a key market for us.  In Jackson National Life (JNL), we have one of the few life insurers to have a significant market position across the range of fixed, variable and equity-linked products and when combined with its broad distribution mix, this allows JNL to operate successfully across the economic cycle.  Despite equity market volatility and the low interest rate environment during the year, JNL delivered strong results in 2003 with MSB operating profits up 15 per cent. It remained focused on delivering value from retail markets while actively managing capital.  Retail sales of £3.6 billion represented JNL’s second best year and variable annuity sales of £1.9 billion were at record levels. Over 90 per cent of JNL’s sales during the year came from products launched since the beginning of 2002, demonstrating its strength in product design and execution.  Over recent years, JNL has developed into one of the leading life insurance companies in the fragmented US market.  It only seeks leading positions in segments of the market that it can serve profitably.  With its low cost base, flexible and innovative product range and broad distribution mix, JNL is well positioned to benefit from the upturn in the US savings market.

“The UK remains the toughest market in which we operate. Uncertain equity markets, low interest rates and the continuing government and regulatory reviews on the future of the industry have caused consumer appetite for long-term savings to remain weak.

“Against this background, Prudential UK has maintained its financial strength and focused on higher margin products where it has competitive advantage.  It has also grown market share in key product areas, developed innovative new products, strengthened and diversified its distribution capabilities and maintained its focus on cost management. In 2003, the long-term fund earned a return of 16.5 per cent and over the last 10 years it has generated a compound annual return of 8.6 per cent, reflecting the benefits of our diversified investment policy. The fund remains well capitalised and is one of the strongest in the UK. The free asset ratio at the end of 2003 was approximately 10.5 per cent without taking account of future profits or implicit items.  Although consumer confidence is returning as markets begin to stabilise, we remain relatively cautious for the UK in the first half of 2004. However, we believe that the long-term demographics are attractive and that as consumers increasingly look to financially strong and trusted brands when making their investment decisions, Prudential UK is well placed for growth.

“In a challenging year for the fund management industry, M&G maintained its good track record of profitable growth and investment performance, increasing its underlying profit by 43 per cent and total funds under management by 12 per cent.  This strong result reflects M&G’s focus on effective cost control and the strength of its diversified product range in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

“Egg continued to make excellent progress in the UK, more than doubling its operating profit to £73 million and increasing its customer base to almost 3.2 million. Revenues and unsecured lending balances continued to grow strongly and it now has a market share of almost 6 per cent of UK credit card balances. Egg has a proven track record of delivering sustained profitability in the UK and is very well positioned for further growth. In France, Egg has 130,000 customers with 66,000 credit cards in issue and has grown unsecured lending balances to £120 million. Egg France reported an operating loss for the year of £89 million.  Group pre-tax losses were £34 million compared with £20 million in 2002.

“On 14 January, Prudential announced that it was in preliminary discussions regarding a possible transaction with respect to its approximately 79 per cent shareholding in Egg. On 26 January, Prudential announced that while these discussions were continuing, it had received unsolicited indications of interest from a number of other parties and, with a view to delivering value for its shareholders, it had begun a process that will give a number of potential purchasers an opportunity to make a proposal which may or may not lead to a transaction. This process is continuing”.

A clear focus on our customers

“As a major international financial services group, one of our key strengths is our ability to maximise the synergies that exist across the Group for the benefit of our customers. Each of our business units around the world is focused increasingly on sharing ideas and expertise in areas such as customer service, product innovation, distribution and sales, and systems development”.

Compelling demographic trends

“The influence of changing demographic trends is having a huge impact on our business.  Saving for retirement and the management of capital in retirement have become growing issues in many of our markets, fuelled in the West by increasing longevity and ageing populations and in the emerging markets by increased urbanisation, market liberalisation, improving education standards, and a rapidly growing middle class that wants to save more of their income.

“Prudential is in a particularly strong position to take advantage of these demographic changes, given our international diversification and financial strength. This geographic diversification has grown significantly over recent years and is reflected in the percentage of total sales and new business achieved profits generated by our overseas operations which increased from 40 per cent and 47 per cent respectively in 1998 to over 70 per cent each in 2003”.

Outlook

“We ended 2003 in a strong position and our international diversification, financial strength, and broad range of products and distribution channels mean we are well placed for future growth”.

-ENDS-

Enquiries to:

Media		Investors/Analysts

Geraldine Davies	020 7548 3911	Rebecca Burrows	020 7548 3537
Steve Colton	020 7548 3721	Marina Lee-Steere	020 7548 3511
Clare Staley	020 7548 3719

Notes to Editors:

1.     There will be a conference call today for wire services at 7.45am hosted by Jonathan Bloomer, Group Chief Executive and Philip Broadley, Group Finance Director.  Dial in telephone number: +44 (0)20 8288 4700. Participants to quote “Prudential” to access the call.

2.     A presentation to analysts will take place at 9:30am at Governor’s House, Laurence Pountney Hill, London, EC4R 0HH.  A webcast of the presentation and the presentation slides will be available on the Group’s website, www.prudential.co.uk

3.     A press conference will take place at 11:45am at Governor’s House, Laurence Pountney Hill, London, EC4R 0HH. If journalists wish to attend, please call the Press Office in advance on 020 7548 3712.

4.     There will be a conference call for investors and analysts at 2:30pm hosted by Jonathan Bloomer, Group Chief Executive and Philip Broadley, Group Finance Director.  Dial in telephone number: +44 (0)20 7162 0185, US callers: 1 334 323 6203. Callers to quote “Prudential results” for access to the call.

A recording of this call will be available for replay for one week by dialling:

UK: 020 8288 4459, US: 1 334 323 6222, Passcode 537682

5.     High resolution photographs are available to the media free of charge at www.newscast.co.uk  (+44 (0) 207 608 1000).

6.     An interview with Jonathan Bloomer (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 7.00am on 24 February 2004.

7.     Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

8.     The Free Asset Ratio is a common measure of financial strength in the UK for long-term insurance business.  It is the ratio of assets less liabilities (before deduction of the required regulatory minimum solvency margin) to liabilities, and is expressed as a percentage of liabilities.

9.     Prudential Corporation Asia’s newer market businesses are classified as China, India, Indonesia, Korea, the Philippines, Thailand and Vietnam.

10.   Total number of Prudential plc shares in issue as at 31 December 2003 was 2,009,176,830.

11.   Financial Calendar:

2004
Ex-dividend date	Wednesday 17 March 2004
Record date	Friday 19 March 2004
First quarter New Business Figures	Wednesday 21 April 2004
Annual General Meeting	Thursday 6 May 2004
Payment of 2003 final dividend	Wednesday 26 May 2004
2004 Interim Results/ Second quarter New Business Figures	Tuesday 27 July 2004
Ex-dividend date	18 August 2004
Record date	20 August 2004

12.   In addition to the preliminary financial statements provided with this press release additional financial schedules are available on the website at www.prudential.co.uk

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”,  “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking.  By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

PRUDENTIAL PLC 2003 UNAUDITED RESULTS

Results Summary

Achieved Profits Basis Results	2003 £m		2002 £m
UK and Europe Insurance Operations	359		516
M&G	83		71
Egg	(34)		(20)
UK and Europe Operations	408		567
US Operations	216		265
Prudential Asia	378		516
Other Income and Expenditure (including Asia development expenses)	(208)		(215)
Operating profit before amortisation of goodwill and exceptional items*	794		1,133
Amortisation of goodwill	(98)		(98)
Short-term fluctuations in investment returns	682		(1,406)
Effect of changes in economic assumptions	(540)		(467)
Profit on sale of UK general business operations	—		355
Profit (loss) on ordinary activities before tax	838		(483)
Operating earnings per share*	26.4	p	42.8	p

Shareholders’ funds	£7.0	bn	£7.2	bn

			Restated**
Statutory Basis Results	2003 £m		2002 £m
Operating profit before amortisation of goodwill and exceptional items*	357		449

Profit on ordinary activities before tax	350		501

Operating earnings per share*	12.9	p	16.7	p

Basic earnings per share	10.4	p	23.5	p

Shareholders’ funds	£3.3	bn	£3.6	bn

	2003		2002

Dividend Per Share	16.0	p	26.0	p

Insurance and Investment Funds under Management	£168	bn	£155	bn

* Operating profit and operating earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout the Preliminary Announcement.

** Statutory basis results for 2002 have been restated for altered accounting policy for certain reinsurance contracts on the adoption of the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003.

BUSINESS REVIEW

ASIA

Prudential Corporation Asia (PCA) is the leading European life insurer in Asia with 23 life and fund management operations across 12 countries.  In 2003, PCA delivered a strong set of results with Annual Premium Equivalent (APE) sales of £555 million, up 16 per cent at constant exchange rates (CER) compared with 2002 and New Business Achieved Profit (NBAP) up 1 per cent to £291 million at CER.  This was achieved despite economic uncertainty and the impact of SARS, particularly in the second quarter.  PCA’s average NBAP margin on APE sales reduced to 52 per cent (60 per cent in 2002) but was up from the 51 per cent reported at the half-year. At reported exchange rates, APE sales were up 8 per cent but NBAP was down 5 per cent. PCA’s Modified Statutory Basis (MSB) profits (before development costs and PCA head office costs) were £98 million, compared with £88 million in 2002.

PCA’s primary business is the manufacture and distribution of life insurance and medium to long-term savings products through agency and third party distribution channels. A key driver of its success has been the rate at which it has been able to expand its agency force, and the productivity achieved by its agents. PCA now has 112,000 agents across Asia, up 26 per cent since 2002. The largest increases in agent numbers were in India as PCA’s joint venture with ICICI continued to expand its coverage. However, while agency continues to be the principal distribution channel, PCA has also successfully diversified distribution to include a number of alternative channels including brokers, banks and direct marketing.  Bancassurance has continued to provide a material source of new business. Across the region, PCA now has a total of 29 bancassurance agreements in 11 countries and these generated 13 per cent of APE sales in 2003. APE from all alternative distribution channels grew by 14 per cent in 2003 and represented 22 per cent of regional APE sales.

PCA is a leader in the introduction of unit-linked life insurance products and this remains a significant source of competitive advantage: 45 per cent of PCA’s 2003 NBAP was from unit-linked life products, up from 43 per cent in 2002.

PCA’s retail fund management operations continue to build scale with year-end funds under management of £6.6 billion up 26 per cent compared with 2002, driven principally by strong fund inflows in its existing market-leading operations in India and Taiwan and also by good results in its newer operations in Malaysia.

PCA continued to strengthen its position as a leader in both the life insurance and mutual fund markets across the region. Based on preliminary estimates, Prudential believes PCA ended 2003 with top-five market shares in eight Asian life insurance markets, two mutual fund markets and Hong Kong’s Mandatory Provident Fund market. This demonstrates PCA’s continuing success in building a very strong portfolio of businesses across the region.

In August, PCA launched its new Beijing Life joint venture with its partner CITIC. While the Chinese life insurance market has material long-term potential, success is dependent on having the right people to manage the business. PCA is well placed as it can build on its already successful business in Guangzhou, where it has a 14 per cent market share of new business, and the expertise of its Chinese speaking staff from around the region.

In September, PCA Life Japan put into place the next stage of its plans in Japan by focusing distribution on its proprietary financial adviser and bank distribution channels.  It also launched its new Universal Life product in January 2004.

The Singapore life insurance market declined 9 per cent in 2003 principally due to a drop in single premium volumes (19 per cent) as there were no additional releases of Central Provident Funds and single premium products looked less attractive to consumers in the challenging economic environment.  Despite this market decline, PCA grew APE by 9 per cent at CER through a consistent focus on higher-margin regular premium business (up 32 per cent at CER). It is now the market leader in this important sector.

Foreign insurers generally grew faster than local companies in Korea during 2003 and, with its very successful and pioneering multi-channel distribution strategy, PCA Life Korea saw the largest rate of growth in premium income during 2003 in the whole of the Korean life market. APE sales at CER were up 239 per cent compared with 2002.

Prudential’s operations in Indonesia delivered 75 per cent growth in APE sales at CER, reflecting its market-leading position in unit-linked products combined with an increase in agent productivity. Combined growth in APE sales across Hong Kong and Taiwan, two of PCA’s largest operations, was more modest. This reflected the tough economic environment that prevailed in these markets in the first half of the year combined with the impact of SARS.

Prudential remains exceptionally well-positioned to benefit from Asia’s outstanding long-term growth prospects. PCA has a strong track record of successful delivery and a robust business model firmly focused on building businesses in markets and sectors that combine scale opportunities with secure long-term profitability and very attractive returns on capital. Gross investment in 2003 was £145 million and net investment was £97 million. Prudential plans to maintain broadly the same level of gross investment in each of 2004 and 2005. Based on current plans and projections, PCA is set to become a net contributor to the Group’s capital position in 2006 as more of its businesses become net generators of cash after funding their own development.

JACKSON NATIONAL LIFE

Over recent years, Jackson National Life (JNL) has successfully grown from a narrow-product, single-channel life insurance company to a multi-product, multi-channel financial services company.  Today, JNL offers fixed, equity-indexed and variable annuities, term and permanent life insurance and institutional products, through a number of channels. These include independent broker-dealers, independent agents, banks, regional broker-dealers and the Registered Investment Advisor channel.

During 2003, JNL continued to focus on retail markets consistent with its stated goal of operating on a self-financing basis. Despite a challenging climate for retail investors with the lowest interest rates seen in the US since the 1960s coupled with volatile equity markets, it has delivered strong results.

In 2003, JNL’s retail sales of £3.6 billion represented its second best year, only 10 per cent lower at CER than the record sales delivered in 2002. This was driven by record sales of variable annuities, which at £1.9 billion were up 55 per cent on 2002 at CER.  While JNL was able to gain share in the fixed annuity marketplace, fixed annuity sales in 2003 of £1.4 billion were 45 per cent below the prior year at CER. This is due to the continued low interest rate environment in the US limiting demand for this product and JNL’s prudent capital management. There was a relatively high rate of election of the fixed account option within variable annuities for the full year 2003 of 48 per cent compared to 58 per cent in 2002, although this had fallen below 30 per cent in November and December. The election level of the fixed account option is important since such premiums are managed within the general account and require higher levels of capital to back the business than if the premiums remained within the variable annuity separate account. Total sales for the year were down 23 per cent on 2002 at CER to £4.1 billion due to the lower retail sales together with a reduction in sales of institutional products.  Institutional sales are made opportunistically, based on capital availability and return expectation.  Lower institutional sales reflected JNL’s focus on retail markets, and the active management of its capital position during the year.

The MSB operating result of £162 million for US operations was 6 per cent ahead of 2002 at reported exchange rates.  At CER, the MSB result was 15 per cent ahead of 2002.  In 2003, net losses on bonds, including defaults and impairments, were significantly lower than each of the last two years at £39 million. However, since bond losses are accounted for on a five-year averaging basis within operating profit, the MSB operating result included a £123 million charge in relation to averaged realised gains and losses on bonds, higher than the £121 million charge in 2002.

The success of JNL’s focus on fixed and variable annuities is demonstrated by strong growth in assets.  In 2003, JNL had total assets of US$56 billion, more than double the assets held in 1995, the year in which JNL launched its first variable annuity product. Variable annuity assets reached over US$10 billion in 2003. At 30 September 2003, JNL was the 11th largest life insurance company in the US in terms of general account assets.

NBAP fell 37 per cent to £148 million in 2003 from £234 million in 2002 at reported exchange rates. At CER, the decrease was 31 per cent, reflecting lower APE sales (down 24 per cent) and a lower margin (from 39 per cent in 2002 to 35 per cent in 2003).  The fall in margin was due to the net change in economic assumptions (described in the Financial Review) offset by certain targeted revisions to annuity commissions.

In 2003, 93 per cent of JNL’s sales came from products launched since the beginning of 2002, demonstrating its strength in product design and execution.  In 2002, JNL revamped its annuity product line, including the launch of Perspective II, an innovative, unbundled variable annuity.  In 2003, JNL modified its variable annuity product offering further. In March 2003, JNL launched an annual reset equity-linked indexed annuity product. It also revised its life insurance offer to enhance its position through the launch of a revised term insurance product in June 2003 and a revised universal life product in September 2003, as well as recruiting a specialist life wholesaling team.

In 2003, JNL improved its market position in variable annuity sales, ranking 15th for the full year 2003, up from 17th for the full year 2002 (source: The VARDS Report). In terms of variable annuity assets, JNL saw an increase of 55 per cent in 2003 to end the year ranked 21st up from 24th at the end of 2002. In addition, JNL improved its market position in total individual fixed annuity sales for the first nine months of 2003 to fifth from seventh for the same period of 2002 (source: LIMRA International).

Distribution in the US is highly fragmented, and JNL’s strategy is to focus on the most profitable channels. JNL has positioned itself with a large base of intermediaries who provide comprehensive financial advice.  JNL provides a valuable service offering to its intermediaries to help them increase their productivity in meeting increasingly complex customer needs.

In January 2002, JNL opened its regional broker-dealer channel and in 2003 sales through this distribution channel were US$500 million, 34 per cent ahead of 2002.  In March 2003, JNL entered the Registered Investor Advisor (RIA) channel with the launch of Curian Capital LLC, which provides innovative fee-based separately managed accounts and investment products to advisors through a state-of-the-art technology platform. At the year-end, retail funds under management had grown to £148 million (US$266 million), more than five times the funds under management at the half-year.

In the testing market conditions of recent years, JNL has focused on its core strengths: strong administrative capabilities; a low cost base, flexible and innovative product range; and its broad relationship-driven distribution model.  In addition, it has actively and successfully managed its capital position and is well placed as markets in the US continue to recover.

UNITED KINGDOM AND EUROPE

UK and Europe Insurance Operations

In 2003, Prudential UK continued to focus on long-term value creation for shareholders rather than short-term sales growth.  It remains focused on high margin products where it has competitive advantage as a result of its scale, brand recognition, financial strength, diversified distribution and low cost base.

Total APE sales in 2003 were £616 million, 21 per cent lower than 2002.  This was largely due to the contraction of the with-profits bond market, which according to the third quarter ABI figures recorded 77 per cent lower sales in the first nine months of the year compared with the same period in 2002.  Prudential leads IFA distribution of with-profit bonds and grew its market share of the IFA market from 25 per cent in the third quarter of 2002 to 42 per cent in the third quarter of 2003 (source: ABI).  It believes this will have increased further in the fourth quarter with IFA-distributed sales of Prubond 32 per cent higher than in the third.  The Prospect Bond, which was launched at the end of the third quarter, allows savers to switch from weak or closed life funds into Prudential’s stronger fund and has accounted for 17 per cent of its with-profit bond sales since that time.

Prudential UK continues to be a market leader in its other chosen product segments including corporate pensions and bulk and individual annuities. For the first nine months of 2003, it had a 16 per cent market share of the defined contribution occupational pension scheme market and a 22 per cent share of the individual annuity market (source: ABI). Over the next five years Prudential expects approximately 350,000 of its in-force pension policies to mature.  Based on historic conversion levels Prudential expects over 50 per cent of these policyholders to acquire a Prudential annuity.

NBAP of £166 million was 29 per cent lower than 2002, and on a like-for-like basis (after adjusting for revised economic assumptions as outlined in the Financial Review) was 27 per cent lower.  This was as a result of lower new business sales and reduced new business margins of 27 per cent due to product mix, compared with 30 per cent in 2002.

Prudential UK operates a diversified distribution model covering four different channels.  The direct to customer channel, which accounted for 18 per cent of APE sales in 2003, focuses on generating revenue from Prudential’s in-force customer base.  The fast growing business to business channel represented 32 per cent of APE sales in 2003. This channel distributes corporate pensions through work-site marketing using Prudential’s strong links with consulting actuaries and benefit advisers.  Sales through the intermediaries division, where the focus is on distribution of a wide-range of medium to long-term savings products through retail IFAs, accounted for 48 per cent of APE sales in 2003.  The recently established partnerships channel accounted for 2 per cent of APE sales and has responsibility for developing relationships with banks, other distributors and retail brands.

Partnership agreements with Abbey to sell with-profit bonds, and with Zurich to underwrite annuities, resulted in single premium sales of £98 million in 2003 compared with £11 million in 2002.

Prudential UK continues to develop and launch innovative new products, with products launched since the beginning of 2000 accounting for 37 per cent of APE sales in 2003 (excluding DWP rebates).  This includes developments across all product ranges including the Flexible Lifetime Annuity, the International With-Profit Bond, the Prospect Bond and the Flexible Investment Plan.

“The Plan from the Pru” campaign was launched in September 2002, and provides customers with a financial plan to guide them through key financial stages of their lives. It was actively promoted in the press and on TV and radio throughout 2003 and contributed to an increased awareness of the Prudential brand during the year.

In 2003, Prudential’s long-term with-profits fund earned an investment return of 16.5 per cent compared with a return of negative 8.1 per cent in 2002.  Over the last ten years, the long-term fund has consistently generated positive fund returns for investors with 3, 5 and 10 year annualised compound returns of 1.1 per cent, 4.9 per cent and 8.6 per cent respectively.  These returns demonstrate the benefits of Prudential’s diversified investment policy.

In January 2004, Prudential UK announced that the annual bonus for Prubond’s 375,000 policyholders in 2004 would be 3.25 per cent, unchanged from 2003, reflecting the strength of the with-profits fund despite recent weak economic conditions.  Today it has announced that the annual bonus for personal pension customers will be 3.25 per cent, 0.25 per cent below last year.  In 2003, profits distributed from Prudential’s main with-profits fund amounted to £2.1 billion, of which £1.9 billion (90 per cent) was added to policies as bonuses, and £209 million

(10 per cent) is available for distribution to shareholders. Further bonus announcements for pension and endowment products deliver significant year-on-year increases in policy values.  For example, 15 year personal pensions (£200 per month regular premium) were up in value 8.5 per cent on 2003 and 10 year endowments (£50 per month regular premium; male aged 30 next birthday) were up in value 12.2 per cent on 2003.

Prudential Assurance Company’s long-term fund remains well capitalised with a AA+ rating from Standard & Poor’s and an Aa1 rating from Moody’s and is among the strongest long-term funds in the UK.  On a comparable basis to 2002, the free asset ratio of the Prudential Assurance Company long-term fund was approximately 10.5 per cent on the statutory basis at 31 December 2003 compared with 8.4 per cent at the end of 2002.  Prudential does not include implicit items in this valuation such as the present value of future profits.

In November 2001, Prudential UK announced a review of operations with a target of reducing annual costs by £175 million to be achieved by the end of 2004.  Following the first phase of this work in July 2002 the target was increased to £200 million.  This has been achieved in full, 12 months ahead of schedule.  Actual savings to the end of 2003 were £175 million, with an annualised value of £201 million. Active cost management will continue.

In May 2003, Prudential UK opened a customer service centre in India.  The centre, which at the end of December employed over 800 people and has handled over 500,000 calls since launch, will be fully operational later this year. This initiative is expected to result in approximately £16 million of additional cost savings per annum by the end of 2006 and is part of Prudential UK’s commitment to improving customer service.

M&G

M&G is Prudential’s UK and European fund management business. It has over £111 billion of funds under management, of which £87 billion relates to Prudential’s long-term business funds.  M&G operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. As at 31 December 2003, M&G was the third largest retail fund manager in the UK in terms of funds under management (source: IMA) and is one of the largest fund managers in the UK.

M&G’s operating profit including performance related fees (PRF) was £83 million in 2003, an increase of £12 million on the previous year. This reflected a 43 per cent increase in underlying profit to £70 million, partly offset by a reduction in the PRF from the level of £22 million achieved in 2002, which recognised the exceptional performance of 2000 in the rolling three year calculation. This reflects the strengths of M&G’s diversified revenue streams and disciplined cost management.  This profit growth was achieved despite difficult market conditions with the FTSE All Share index averaging 11 per cent less than in 2002.

In 2003, M&G continued to develop new external business lines with attractive margins. Over 20 per cent of M&G’s underlying profits in 2003 came from businesses that did not exist five years ago. A further contributor to profit has been the cost savings achieved through the successful outsourcing of M&G’s retail administration to International Financial Data Services (IFDS) in November 2003.

Performance-related fees in 2003 were £13 million.  This included £8 million of fees for M&G’s management of the Prudential Assurance Company and Scottish Amicable long-term and annuity funds.  Over three years, Prudential’s main with-profits fund generated annual returns 1 per cent higher than its strategic benchmark and 2.5 per cent higher than its competitor benchmark. PPM Ventures also had a good year, with the profitable realisation of investments earning £5 million in performance-related fees.

M&G recorded gross fund inflows of £3.8 billion in 2003, a slight increase on the previous year.  External funds under management, which represent nearly a quarter of M&G’s total funds under management, increased significantly during the year, rising 19 per cent to £24.2 billion due to a combination of net fund inflows from both retail and institutional clients and market gains on existing funds.

Gross fund inflows into M&G’s retail products were £1.2 billion in 2003, a 6 per cent fall on 2002.  Net fund inflows for 2003 were £184 million.  M&G continued to benefit from its leading position as a fixed income provider and its revised equity investment process has delivered good performance.  M&G received a number of awards during the year and was one of only three investment groups to receive a Gold Standard Award from Incisive Media plc, a new benchmark designed to give consumers greater confidence when buying financial services.  M&G maintained its focused expansion into Germany, Austria and Italy in 2003 with €101 million of assets at the end of 2003.

In its institutional business, M&G continued to build on its position as a leading innovator in fixed income and private finance.  Gross fund inflows were £2.6 billion during the year, a 6 per cent increase on 2002.  Net institutional fund inflows were £1.2 billion.

M&G’s segregated and pooled fixed income institutional business benefited from increased asset allocation into fixed income by pension schemes, with £1.4 billion of gross new mandates won during the year.  In addition, M&G’s private finance business closed two new Collateralised Debt Obligations (CDOs) and was awarded the first ever European pension fund mandate to invest in leveraged loans.

M&G’s property division, which primarily invests on behalf of the Prudential Assurance Company, also enjoyed a successful year.  With over £12.5 billion invested in the property market, Prudential Property Investment Managers is the largest institutional property manager in the UK.  During 2003, it continued to grow funds under management and is well placed to capitalise on new opportunities to expand the services offered to its customers.

EGG

Egg is an innovative financial services company, providing a range of banking and financial services products through its internet site.

In 2003, operating income increased by 30 per cent to £424 million (2002: £327 million).  In the UK, Egg more than doubled its operating profit to £73 million and grew its customer base during 2003 by 635,000 to almost 3.2 million.  It continues to grow revenues and unsecured lending balances, while at the same time reducing both unit operating costs and marketing acquisition costs.  Egg’s pre-tax losses increased to £34 million from £20 million in 2002.

Net interest income in the UK of £263 million was up 18 per cent on 2002 reflecting the strong growth in retail assets and a slight improvement in net margins. Credit card quality continues to remain strong with the card portfolio having significantly lower arrears levels than the industry (source: Fair Isaacs).

Unsecured lending in the UK grew by £1.5 billion leading to a balance of £4.8 billion (2002: £3.3 billion). Personal loan sales were at a record level, with draw-downs of £1.7 billion more than double last year.  Egg Card balances grew by £685 million to £3.0 billion during the year.

In the UK, other operating income increased by £54 million to £157 million primarily reflecting fees and commission earned from a larger credit card book and the successful cross-sell of payment protection insurance on credit cards and loans.

In France, Egg has 130,000 customers with 66,000 credit cards in issue and has grown unsecured lending balances to £120 million. Egg France recorded a loss of £89 million in 2003.

Financial Review

Sales and Funds Under Management

Prudential continued to benefit from the strength of its international operations with total new insurance business and investment product sales reaching £31.5 billion, an increase of 11 per cent on 2002 at constant exchange rates (CER).  At reported exchange rates, total new business inflows were up 5 per cent.

Gross insurance premiums including insurance renewal premiums and gross investment inflows were £35.7 billion, an increase of 5 per cent over 2002.

Total sales of new insurance and investment products from outside the UK represented 74 per cent of the Group total of £31.5 billion, reflecting the international diversification of the Group.

Total insurance sales were down 21 per cent at CER to £9.5 billion, while sales on the annual premium equivalent (APE) basis were down 12 per cent at CER to £1,589 million compared with last year.  At reported exchange rates total insurance sales were down 24 per cent and APE insurance sales were down 16 per cent.

Insurance and investment funds under management at 31 December 2003 totalled £168 billion, compared with £155 billion at the end of 2002 at reported exchange rates (£150 billion at CER). This increase was due to the combination of rises in the market value of investments and the impact of net insurance and investment sales achieved during the year offset by foreign exchange losses on translation of non-sterling assets under management. Excluding PAC’s with-profit fund, other assets under management backed by shareholder-provided capital grew by 8 per cent during 2003 and have grown at an 11 per cent compound rate since 1998.

Total investment funds under management in 2003 increased by 21 per cent from £25.5 billion to £30.8 billion with net investment flows of £2.9 billion and net market and other movements of £2.4 billion.  Net investment flows in Asia were £1.5 billion, up 38 per cent while total net investment flows in M&G were £1.4 billion, a 30 per cent decline over 2002. At CER net investment flows were down 4 per cent.

Achieved Profits Basis Results

Prudential is required to account for its long-term insurance business on the modified statutory basis (MSB) of reporting under UK accounting rules. The Group’s formal financial statements are therefore prepared on this basis.  Results prepared on this basis broadly reflect the UK solvency-based reporting regime and, for overseas territories, adjusted local or US GAAP.  Some aspects of the MSB results are indicative of cash flow generation and, to an extent, resemble a traditional deferral and matching basis of accounting. However, MSB results do not provide a measure of the value that is generated each year for shareholders by companies such as Prudential that write long-term insurance business, the statutory profits from which may arise over many years.

Accordingly, in common with other listed UK life assurers, Prudential also reports supplementary results for its long-term operations on the achieved profits basis. These results are combined with the statutory basis results of the Group’s other operations, including investment and banking products and other non-insurance investment management businesses.  Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items, short-term fluctuations in investment returns and the effect of changes in economic assumptions.

In the directors’ opinion, the achieved profits basis provides a more realistic reflection of the performance of the Group’s long-term insurance operations than results on the MSB basis as it reflects the business performance during the accounting period under review.

The achieved profits basis results for long-term business are prepared in accordance with the ABI guidance for Achieved Profits reporting issued in December 2001. This guidance requires that where capital market operations are developed, the economic assumptions used for the projection of cash flows are to be on an ‘active’ basis, which is primarily based on appropriate government bond returns at each period end. The effects of changed assumptions on the adjusted opening balance sheet value are reflected in the profit reported for the year to 31 December 2003 and excluded from operating profit.

The active basis is applied to the UK and the US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$-denominated business in Hong Kong). Assumptions in other Asian countries continue to be based on an assessment of long-term economic conditions.

In 2003, use of the active basis resulted in an increase in the risk discount rate applied to the UK and US operations from 7.1 and 7.0 per cent respectively to 7.4 per cent, and an increase in the UK investment return assumption for the PAC with-profits fund from 6.6 per cent to 6.8 per cent.

The increase in the UK primarily reflects increases in the 15-year gilt yield from 4.5 per cent at the end of 2002 to 4.8 per cent at the end of 2003. In the UK, the risk margin over the risk free rate was maintained at 2.6 per cent.

In the US, the 10-year Treasury bond rate increased by 0.4 percentage points and the risk margin over the 10-year Treasury bond rate was maintained at 3.1 per cent.

In the UK, the expected long-term inflation rate assumption increased from 2.5 per cent to 3.1 per cent which is measured by the difference between conventional and index-linked gilts This change is a function of the active basis rather than a change in the long-term view of future inflation levels.

In Asia, the weighted risk discount rate (determined by weighting each Asian country’s economic assumptions by reference to the achieved profits basis operating results for new business written in 2003) rose from 9.6 per cent in 2002 to 10.4 per cent in 2003. The discount rates used vary from 4.3 per cent to 19.5 per cent.

For JNL, in determining the assumptions for achieved profits basis reporting the level of capital required to support the business (the “target surplus”) has been taken, as in 2002, to be 200 per cent of the Company Action Level Risk Based Capital, calculated in accordance with the National Association of Insurance Commissioners risk-based capital standards for life insurance companies.

The overall impact on the Group’s achieved profit result for 2003 of using the revised economic assumptions compared with those used in the prior year, was to reduce new business achieved profit (NBAP) by around £47 million. Achieved profits shareholders’ funds were £428 million lower than they would have been under the 2002 assumptions.

Total Achieved Operating Profit

Total achieved operating profit was £794 million, down 27 per cent from 2002 at CER. At reported exchange rates the result was 30 per cent lower.

This result comprises an 18 per cent reduction in NBAP to £605 million at CER and a reduction in the in-force profit, which was down 29 per cent to £351 million at CER.  At reported exchange rates, NBAP was down 22 per cent and the in-force profit was down 34 per cent.

Results from other operations including M&G, Egg and US broker dealer and fund management were £46 million, £19 million lower than 2002 (£65 million).  This reflects increased profits from M&G and Egg’s UK operations offset by development expenses associated with Egg’s French operation and Curian, the US managed account provider to Registered Investment Advisors.

Other income and expenditure of negative £181 million was £8 million lower than the £189 million incurred in 2002.  This reflected an increase in investment return and other income offset by higher interest payable and head office costs.

New Business Achieved Profit (NBAP)

Group NBAP from insurance business of £605 million was 18 per cent below 2002 at CER reflecting lower sales and margins in the UK and US, partially offset by increased sales in Asia. The average Group NBAP margin fell from 41 per cent in 2002 to 38 per cent.  At reported exchange rates, NBAP was down 22 per cent.

UK and Europe Insurance Operations’ NBAP of £166 million was 29 per cent lower than 2002. This reflected a 21 per cent fall in APE sales, revised economic assumptions and an adverse movement in sales mix resulting from reduced levels of higher margin with-profit bonds being sold. The new business margin moved from 30 per cent in 2002 to 27 per cent in 2003 and reflects the revised economic assumptions and adverse sales mix relative to 2002.

Although the UK aggregate margin was adversely affected by sales mix, aggregate individual and bulk annuity margins have increased significantly over the last five years from 11 per cent in 1999 to 45 per cent in 2003. This reflects the proportionate increase in annuity business being written in Prudential Assurance Company’s (PAC) shareholder-backed funds, including Prudential Retirement Income Limited (PRIL) which is wholly owned by the PAC shareholders’ fund.  In 2003, 44 per cent of all individual annuities business was written in shareholder-backed funds compared with 34 per cent in 2002.

In 2003 the ex-Scottish Amicable internal vestings (annuity sales arising from maturing in-force pension books) were transferred from Prudential Annuities Limited (PAL), which is a subsidiary of the 90:10 fund, to the PAC Non-Profit Sub-Fund (NPSF).  Prudential-branded internal vestings continue to be written in PAL and the vast majority of bulk annuity business continues to be written in PRIL (2003: 96 per cent).

Over the next few years Prudential expects to continue to write all non-participating bulk annuity and external individual annuity business in PRIL.  Prudential expects to write all internal vestings of ex-Scottish Amicable pensions business in the PAC NPSF in the future.  All Prudential-branded internal vesting pensions business will continue to be written in PAL.  The net impact is expected to be that over 90 per cent of bulk annuities and 40 per cent of individual annuities will be supported by shareholder capital.

The increasing proportion of shareholder-backed annuities has more than compensated for the lower proportion of high margin Department for Work and Pensions rebates in the second half of the year compared with the first half.  The new business margin in the second half of the year was 28 per cent compared with 27 per cent in the first half.

Prudential’s focus on profitable corporate pension business has enabled it to increase the margin on corporate pensions (excluding stakeholder pensions) from 14 per cent in 1999 to 16 per cent in 2003, despite the knock-on margin impact on all pensions business since stakeholder pensions were introduced.  Margins on with-profits bonds remain above 40 per cent, although they have reduced over the last few years from over 60 per cent in 1999 due to the lower future bonus rate assumptions as a result of lower expected investment returns.

The 31 per cent fall in JNL’s NBAP to £148 million at CER was due to a 24 per cent reduction in APE sales and a reduction in the new business margin from 39 per cent to 35 per cent.  The margin reduction reflects the net change in economic assumptions offset by certain targeted revisions to annuity commissions. At reported exchange rates, JNL’s NBAP was down 37 per cent. In 2003, new business spread for fixed annuities was 155 basis points trending to 175 basis points over five years.

In Asia, NBAP of £291 million was up 1 per cent at CER reflecting a 16 per cent increase in APE sales on CER offset by a reduction in the new business margin from 60 per cent to 52 per cent in 2003. This fall in margin reflects the net impact of changes in product and country mix combined with a revision to a number of operating and economic assumptions.  Included within this decline in margin is a 4 per cent negative impact relating to the introduction of the risk-based capital regime in Taiwan. In addition, changes in country mix accounted for a further 1 per cent of the fall in the overall margin. Changes in product mix combined with the impact of changes in other economic and operating assumptions including the fall in margin in Japan following the refocusing of business in 2003, accounted for a further 3 per cent fall in the overall Asian new business margin. At reported exchange rates, NBAP was down 5 per cent.

In-Force Achieved Profit

The unwind of the discount (including return on surplus assets over target surplus for JNL) in 2003 was £636 million compared with £659 million in 2002, reflecting reductions in the UK and the US offset by an increase in Asia.  In the UK, the decline reflects lower shareholders’ funds at the start of the year, partially offset by the increase in the discount rate.  In the US, the fall in the unwind of the discount is primarily due to foreign exchange movements. In Asia the unwind has increased principally due to the higher opening shareholders’ funds.

UK and European Insurance Operations in-force profit of £193 million was down 32 per cent on 2002 (after development and re-engineering charges), principally reflecting lower expected returns from business in-force due to the lower opening embedded value and an increase in negative assumption changes and experience variances.

Negative assumption changes of £67 million includes the £50 million personal pensions persistency assumption charge disclosed at the half-year for poor persistency experience on business sold through the closed direct sales force channel.  Renewal expense assumptions have been strengthened by £29 million during 2003 due to an increase in unit costs and an increase in the allocation of costs to shareholders due to a fall in the proportion of with-profit sales from 52 per cent of total sales in 2002 to 43 per cent in 2003.

Annuitant mortality assumptions were revised during 2003 to assume future improvements in mortality for males and females at levels projected on the Continuous Mortality Investigation (CMI) medium cohort table as published by the Institute and Faculty of Actuaries.  For the purposes of prudent statutory reserves, improvement rates in male mortality were subject to a minimum of 2 per cent per year.  The combined effect of these changes together with a realignment to recent mortality experience was a charge of £18 million in 2003.

In addition, other positive assumption changes of £30 million were recorded.

Prudential UK incurred a charge for persistency experience variance of £35 million, primarily reflecting the impact of negative market sentiment on surrender volumes.  However, Prudence Bond persistency experience has improved significantly since the first quarter and subsequently was in line with long-term assumptions.

Prudential UK incurred a £29 million charge for restructuring its UK and European operations including £11 million relating to the re-engineering of its European long-term business.

The US in-force profit increased significantly from £17 million in 2002 to £71 million in 2003. This reflects a £55 million reduction in the negative spread variance to negative £17 million and a lower negative charge for changes in assumptions of £21 million in 2003 compared with negative £54 million in 2002.  The change in assumptions in 2003 reflects a revision to unit expense factors. At the end of 2003 JNL’s prospective spread on interest sensitive annuities and life was 170 basis points. The average crediting rate on JNL’s interest sensitive annuities and life book was 4.4 per cent at the end of December compared to an average guaranteed rate of 3.7 per cent.

Net losses on bonds, including defaults and impairments, are included within the operating result on a five-year averaged basis with a charge in 2003 of £137 million compared with £133 million in 2002. Actual losses in 2003 of £39 million were a significant improvement over the £289 million recorded in 2002.

The in-force result also included a negative expense variance of £8 million due to litigation settlement expenses in 2003 for two class action suits. In addition, the in-force result was affected by an increase in market value adjustment (MVA) benefits paid out in 2003, partially offset by higher than assumed surrender charge income. The increase in MVA benefits is due to the low interest rate environment resulting in unrealised gains on bonds, a portion of which is paid to policyholders when they surrender their policies.

PCA’s in-force profit (before development expenses) decreased significantly from £209 million in 2002 to £87 million in 2003 largely due to the positive £101 million of assumption changes included in the 2002 result. This assumption change in 2002 primarily related to Singapore and included £59 million relating to sub-divisions of long-term funds and £42 million due to a revision in the death claims rate assumptions. In 2003, the unwind of the discount increased by £20 million to £115 million reflecting higher opening shareholder funds. This compares to assumption changes in 2003 of negative £27 million, primarily reflecting expense assumption changes in Japan following the impact of the strategic review conducted during the year.

Non-insurance Operations

M&G’s profit including performance-related fees (PRF) was £83 million in 2003, an increase of £12 million on the previous year. This reflected a 43 per cent increase in underlying profit to £70 million and was partly offset by a reduction in the PRF from the £22 million achieved in 2002, which recognised the exceptional performance of 2000 in the rolling three year calculation.  A performance fee of £13 million was earned in 2003 as a result of investment out-performance for the Prudential Life and Annuity Funds and the profitable realisation of several investments by PPM Ventures.

The increase in underlying profit was achieved despite continuing weakness in equity markets, with market rises in the second half of the year still leaving the FTSE All-Share Index averaging 11 per cent less over the year than in 2002.  Underpinning this increase were M&G’s diversified revenue streams aligned with a sharp focus on cost control.  Higher revenues from fixed income and property, together with the expansion of new business streams, offset lower equity revenues while the retail business achieved cost savings through outsourcing its retail administration to International Financial Data Services.

Egg’s UK banking operations continued their profit growth, generating a £73 million operating profit. Egg’s French business recorded an £89 million loss in 2003.  Egg’s pre-tax losses increased to £34 million from £20 million in 2003.

In 2003, Egg incurred a £10 million charge for restructuring, which principally relates to the reorganisation of the IT development and support function and a headcount reduction in the fourth quarter.

National Planning Holdings and PPM America earned profits of £19 million.  Curian delivered a loss of £22 million, which reflects losses in its investment phase as funds under management continue to grow. JNL anticipates a similar loss for Curian in 2004. Together these businesses delivered a loss of £3 million.

PCA’s development expenses (excluding Asia regional head office expenses) were £27 million compared to £26 million in 2002. This development expense principally relates to the new Japan strategy and building agency forces.

Other net expenditure decreased by £8 million to £181 million. The 2002 result included a £24 million write-down of the Group’s 15 per cent interest in Life Assurance Holding Corporation Limited in 2002, whereas in 2003 no adjustment to the valuation was required.  This resulted in an increase of £26 million in Group investment and other income to £29 million in 2003.

Interest expenditure during 2003 was £143 million compared to £130 million in 2002.  Head office costs (including PCA head office costs of £24 million) were £67 million, compared with £62 million in 2002.

Achieved Profits – Result Before Tax

The result before tax and minority interests was a profit of £838 million compared with a loss of £483 million in 2002. The significant increase in profit principally reflects the movement in short-term fluctuations in investment returns.

The UK component of short term fluctuations in investment returns of £531 million reflects the difference between an actual investment return of 16.5 per cent and the long-term assumed return for with-profit business of 6.8 per cent.

The US component of £132 million primarily includes a positive £98 million in respect of the difference between actual bond losses and the 5-year average amount included in operating profit, and a positive £36 million in relation to changed expectations of future profitability on variable annuity business in-force due to the actual separate account return exceeding the long-term return reported within operating profit.

Adverse economic assumption changes of £540 million reflect changes in assumptions for future investment returns, discount rate and similar items.

The UK component of negative £122 million reflects increases in the risk discount rate of 0.3 per cent and in the investment return assumption of 0.2 per cent in accordance with the increases in the gilt yield during the year.  In the US the change in economic assumptions has had a negative £263 million impact. This primarily reflects the reductions in the projected fund earned and crediting rates on in-force business which result in lower projected policyholder liabilities on which future spread will be earned, together with increases in the risk discount and inflation rates. In Asia, the impact of change in economic assumptions is a negative £155 million. This principally reflects the net impact of revisions to the underlying long-term investment return assumptions and discount rate combined with the impact of the introduction of a risk-based capital regime by the Taiwanese regulator.

Amortisation of goodwill was £98 million in both 2003 and 2002.

Achieved Profits – Result After Tax

The result after tax of £355 million and minority interests of positive £2 million, was a profit of £485 million. The effective tax rate at an operating profit level was 34 per cent, up from 25 per cent in 2002, primarily due to higher effective tax rates for JNL and Asia, partially offset by tax rate movements on other non-long term operations. The JNL rate was significantly higher than in 2002 due to the combined effect of operating assumption changes for expenses, capital charge effects and an exceptional tax credit in 2002.

The effective tax rate at a total achieved profit level was 42 per cent on a profit of £838 million.  The overall effective rate of 42 per cent was higher than the 34 per cent effective rate on operating profits primarily due to no tax relief being available on the amortisation of goodwill and to a low effective rate of 24 per cent on losses from changes in economic assumptions, not all of which are tax affected.  The effective tax rate at a total achieved profit level in 2002 was 68 per cent principally due to tax payable on the profit on disposal of UK general insurance business being relieved against capital losses available to the Group.

Modified Statutory Basis Results – Operating Profit

Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items and short-term fluctuations in investment returns.

Group operating profit on the modified statutory basis (MSB) of £357 million was £72 million lower than 2002 at CER.  At reported exchange rates operating profit was £92 million lower than 2002.

UK and Europe Insurance Operations’ operating profit in 2003 was £256 million, £116 million below the restated 2002 figure. This included a reduction of £90 million from the PAC with-profit fund due to lower annual and terminal bonus rates announced earlier in the year partially offset by higher funds under management and increased claims. Losses on shareholder-backed businesses increased by £26 million as a result of increased new business volumes which carry a significant new business strain. The 2002 result has been restated for a £17 million positive adjustment (2003: £10 million) in respect of the financing element of certain reinsurance contracts.  This is required by changes to the Statement of Recommended Practice (SORP) for accounting for insurance business, which was issued by the Association of British Insurers in November 2003. The revised SORP is required practice for 2004, but early adoption is encouraged, which Prudential has chosen to do.

The US operations result, which is based on US GAAP subject to adjustments, of £162 million was 15 per cent ahead of 2002 at CER.  At reported exchange rates the 2003 result was 6 per cent ahead of 2002. The increase primarily reflects lower amortisation of deferred acquisition costs (DAC) for variable annuity products, and higher fee and other income, offset by higher Market Value Adjustment payments, higher average bond losses and the loss on Curian. The fall in variable annuity DAC amortisation in 2003 was primarily due to improved market performance. In 2002, the effect of poor equity market performance was to lower expected future profits in the variable annuity book to the level where the variable annuity DAC asset was impaired and a write-off was required.

This amortisation is calculated using a long-term return assumption which is implemented through the use of a mean reversion methodology.  If the mean reversion was eliminated as of 31 December 2003, the variable annuity DAC carrying value would be reduced by approximately £16 million.

The provision for guaranteed minimum death benefits (GMDB) on variable annuity products was reviewed and strengthened at the end of 2002. In addition, an increase to the recurring charge was required in respect of GMDB which is included within the 2003 result. No further strengthening beyond the recurring charge was required in 2003.

PCA’s operating profit before development expenses of £27 million was £98 million compared to £88 million in 2002. At CER, operating profit was £17 million up on the prior year. PCA’s three longest established operations in Singapore, Hong Kong and Malaysia saw their combined MSB profit increase by 16 per cent to £91 million.  This was offset by expected losses at a number of PCA’s newer operations such as Japan and South Korea as they continued to build scale and fund new business strain.

Modified Statutory Basis Results – Profit Before Tax

MSB profit before tax and minority interests was £350 million in 2003, compared with £501 million in 2002. The 2002 result included £355 million relating to the disposal of the UK General Insurance operations. The 2003 result was offset by an improvement in the adjustment for short-term fluctuations in investment returns from a negative adjustment of £205 million in 2002 to a positive adjustment of £91 million in 2003.

Within the improvement in the adjustment for short-term fluctuations, the US result has improved from a loss of £258 million in 2002 to a gain of £93 million in 2003.  The short-term fluctuations in Asia principally reflect the five-year averaging impact of an appreciation in bond values.

Amortisation of goodwill was £98 million in both 2003 and 2002.

Modified Statutory Basis Results – Profit After Tax

MSB profit after tax and minority interests was £208 million, after a tax charge of £144 million. The effective rate of tax on MSB total profit in 2003 was 41 per cent.

Earnings per Share

Earnings per share based on achieved basis operating profit after tax and related minority interests but before amortisation of goodwill, were down 16.4 pence to 26.4 pence. Earnings per share based on MSB operating profit after tax and related minority interests but before amortisation of goodwill, were down 3.8 pence to 12.9 pence.

Basic earnings per share, based on achieved basis profit for the year after minority interests were 24.3 pence compared with a loss of 7.3 pence in 2002. Basic earnings per share, based on MSB profit for the year after minority interests were down 13.1 pence to 10.4 pence.

Dividend per Share

The final dividend per share is 10.7 pence, resulting in a full-year dividend of 16.0 pence, compared with a full year dividend for 2002 of 26.0 pence.

Cash Flow

The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the FRS 1 statement required by UK GAAP.

	2003	2002
	£m	£m
Cash remitted to group
UK life fund transfer	286	324
(in respect of earlier bonus declarations)
Cash remitted by business units	300	212
	586	536

Interest	(127)	(124)
Dividends	(447)	(509)
	12	(97)

Tax received	77	59
Equity (scrip dividends and share options)	30	40
Corporate activities	58	543
	177	545

Capital invested in business units
PCA	(145)	(158)
JNL	0	(321)
Other	(28)	(196)

Increase/(decrease) in cash	4	(130)

The Group received £586 million in cash remittances from business units in 2003 (2002: £536 million) comprising the shareholders’ statutory life fund transfer of £286 million relating to earlier bonus declarations, together with dividends and interest from subsidiaries of £300 million.  The shareholder transfer in 2004 representing 2003’s profits from the PAC with-profits fund, is expected to be approximately £80 million lower than in 2003. Dividends and interest received include £84 million from M&G, £48 million from each of PCA and JNL and £120 million from UKIO, including £100 million of special dividends from the PAC shareholders’ funds in respect of profits arising from earlier business disposals. A similar amount will also be distributed from PAC shareholders’ funds in 2004 and 2005.  After dividends and interest paid, there was a net inflow of £12 million (2002: £97 million net outflow).

The Group also received £58 million from corporate activities (2002: £543 million).  In 2002, this included cash proceeds arising from the sale of the General Insurance business and exceptional tax receipts. Together with the proceeds of equity issuance and group relief, this gave rise to a total net surplus of £177 million (2002: £545 million).

During 2003, the Group invested £173 million (2002: £675 million) in its business units, including £145 million in Asia. Prudential expects to invest approximately the same amount in each of 2004 and 2005.  In 2006, based on current plans and expectations, Prudential expects PCA to be a net capital provider to the Group based on current business plans. In 2002, JNL received £321 million (2003: nil) to support high volumes of fixed annuity business, additional GMDB reserves and to replace capital consumed by bond losses and impairments.  However, in 2003 due to significant improvements in the credit cycle, JNL returned to its normal self-funding operating model.

In aggregate this gave rise to an increase in cash of £4 million (2002: reduction of £130 million).

Borrowing

The Group is funded centrally, except for Egg, which is responsible for its own financing. The Group’s core debt is managed to be within a target level consistent with its current debt ratings. At 31 December 2003, the gearing ratio, including hybrid debt (net of cash and short-term investments) was 23 per cent compared with 24 per cent at 31 December 2002. Excluding hybrid debt, the gearing ratio was 7 per cent.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential long-term senior debt is rated AA- (negative outlook) and A2 from Standard & Poor’s (stable outlook) and Moody’s respectively, while short-term ratings are A1+ and P-1.

During 2003 Prudential issued US$1 billion of perpetual subordinated capital with a coupon of 6.5 per cent to optimise its balance sheet structure and financial flexibility.  Subsequently Prudential entered into an interest rate swap and is currently paying 3-month US$ LIBOR plus 80 basis points, currently 1.94 per cent pre tax. The proceeds of the issue were used to refinance existing senior debt, primarily commercial paper.

Fund for Future Appropriations

During 2003 the fund for future appropriations (FFA), which represents the excess of assets over policyholder liabilities for the Group’s with-profits funds on a statutory basis, grew from £7.7 billion in 2002 to £12.6 billion in 2003.  This reflects an increase in the cumulative retained earnings arising on with-profits business that have yet to be allocated to policyholders or shareholders.  The change in 2003 predominantly reflects the positive investment return earned by the PAC with-profits fund as a result of investment gains in the UK equity market.

Financial Strength of Insurance Operations

UK

A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis with 2002 the free asset (or Form 9) ratio of the Prudential Assurance Company (PAC) long-term fund was approximately 10.5 per cent at the end of 2003, compared with 8.4 per cent at 31 December 2002.

The valuation has been prepared on a conservative basis in accordance with the current FSA valuation rules, and without the use of implicit items. No allowance has been taken for the present value of future profits and the PAC long-term fund has not entered into any financial reinsurance contracts, with the exception of certain treaties with a value of approximately £49 million, which were transferred from Scottish Amicable Life when that Company’s business transferred into the PAC long-term fund at the end of 2002.

The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis of more than £6 billion compared with approximately £5 billion at the end of 2002.  On a realistic basis, with liabilities recorded on a market consistent basis calculated using the approach set out in the ABI guidance for reporting at the 2003 year-end the free assets are valued at around £5 billion before a deduction for the risk capital margin.  The approach to realistic reporting adopted may change pending confirmation of the FSA regulations and guidelines.

Prudential has been managing the fund on a realistic basis using a mean-reverting stochastic model for a number of years.

The PAC long-term fund is rated AA+ by Standard & Poor’s and Aa1 by Moody’s.

The table below shows the change in the investment mix of Prudential’s main with-profits fund:

	1999	2002	2003
UK equities	58%	32%	33%
International equities	14%	13%	15%
Bonds	13%	33%	31%
Property	11%	18%	17%
Cash and other asset classes	4%	4%	4%
Total	100%	100%	100%

With-profits contracts are long-term contracts with relatively low guaranteed amounts, the nature of which permits Prudential to invest primarily in equities and real estate. However, over the period from 1999 to mid-2001 the fund reduced its exposure to equities. There was also a re-weighting within equities out of the UK and into overseas equities. This change in asset mix reflected Prudential’s view that equity valuations were high and that other assets, particularly corporate bonds, were relatively attractive.  The change within equities improved diversification and reduced expected fund volatility. The change in asset mix in recent years has had a substantial beneficial impact on investment returns.  The broad asset mix will continue to be reviewed as the economic environment and market valuations change.

The investment return on the Prudential main with-profits fund was 16.5 per cent in the year to 31 December 2003 compared with the rise in the FTSE 100 (Total Return) Index of 17.9 per cent over the same period. Over the last ten years the with-profits fund has consistently generated positive fund returns with 3, 5 and 10 year compound returns of 1.1 per cent per annum, 4.9 per cent per annum and 8.6 per cent per annum respectively. These returns demonstrate the benefits of the fund’s strategic asset allocation and long-term outperformance. During 2003 there has been no change to the strategic asset allocation of the fund.  There has been no significant reduction in the level of the fund’s equity holdings during the year or subsequently.

JNL

The capital adequacy position of Jackson National Life remains strong, with a strong risk-based capital ratio more than three and a half times the NAIC Company Action Level Risk Based Capital.  As a core business to the Group, JNL’s financial strength is rated AA by Standard and Poor’s.

JNL’s invested asset mix on a US regulatory basis (including Jackson National Life of New York but excluding policy loans and reverse repo leverage) is as follows:

	2001	2002	2003

Bonds:
Investment Grade Public	58%	60%	58%
Investment Grade Private	22%	20%	19%
Non Investment Grade Public	3%	4%	5%
Non Investment Grade Private	3%	3%	2%
Commercial Mortgages	9%	8%	10%
Private equities and real estate	3%	3%	4%
Equities, cash and other assets	2%	2%	2%
Total	100%	100%	100%

PCA

Solvency levels have been maintained at local regulatory levels by the insurance operations in Asia.  Across the region less than 20 per cent of non-linked funds are invested in equities.

Inherited Estate

The long-term fund contains the amount that the company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the main With-Profit Fund (the With-Profits Sub-Fund) is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the With-Profits Sub-Fund is called the “inherited estate” and represents the major part of the working capital of Prudential’s long-term fund which enables the company to support with-profits business by:

•       providing the benefits associated with smoothing and guarantees,

•       providing investment flexibility for the fund’s assets,

•       meeting the regulatory capital requirements, which demonstrate solvency,

•      absorbing the costs of significant events, such as fundamental change in its long-term business and the cost of providing redress for past mis-selling, subject to such costs not affecting the bonus and investment policies of existing with-profits policyholders. The costs of fundamental change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate activities related to long-term insurance, including acquisitions.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached.  Furthermore, the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

The costs associated with the mis-selling review of Prudential’s with-profits personal pensions have been met from the inherited estate.  Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates.  Hence policyholders’ pay-out values have been unaffected by personal pension mis-selling.

In 1998, Prudential stated that deducting personal pensions mis-selling costs from the inherited estate of the With-Profits Sub-Fund would not impact the Company’s bonus or investment policy.  The Company gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged.

The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing. This review was completed on 30 June 2002 and consequently the assurance has not applied to new business issued since 1 January 2004.  New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements.  The assurance will continue to apply to any policy in force as at 31 December 2003, both for premiums paid before 1 January 2004 and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department for Work and Pensions rebates).

The maximum amount of capital support available under the terms of the assurance will reduce over time as we pay claims on the policies covered by it.

The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies.  Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

Conduct of Business

The FSA has required all UK life insurance companies to review their potential cases of pensions mis-selling and pay compensation to policyholders where necessary.  The Group has met the FSA target for completion of Phases I and II of the pensions mis-selling review, within the provisions that were established in the fund in 2000.

Prudential’s main exposure to mortgage endowment products is through business written by Scottish Amicable. The FSA issued a report in March 2001 raising concerns regarding Scottish Amicable’s conduct of sales of these products by its tied agents and in March 2003 it fined Scottish Amicable £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. A provision of £25 million was made in 2001 in the shareholders’ fund for cases that may require redress.  As at 31 December 2003, the provision was £8 million. In addition, there is a provision of £31 million in the closed Scottish Amicable Investment Fund (SAIF) in respect of mortgage endowments.  The establishment of the provision in SAIF has no impact on shareholders. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001.

Compensation of £11 million in 2003 was paid in respect of mortgage endowment sales in PAC’s 90:10 fund in 2003 and subsequently a provision of £34 million has been established.

Pension Costs

The most recent actuarial valuation of the Group’s principal defined benefit pension scheme was completed in April 2002, giving a fund surplus of £376 million, and no change in the employer funding rate of 12.5 per cent of salaries was required.

FRS 17, ‘Retirement benefits’, was issued in November 2000.  The Accounting Standards Board has issued proposals to defer the mandatory full adoption date of the standard until 2005.  If implemented in full, the standard would require that companies include the whole of any pension surplus or deficit of defined benefit schemes in their balance sheets and would change the way in which pension surpluses and deficits are reported. In particular, it would require assets of the scheme to be valued at their market value at the Company’s year-end, while pension liabilities would be required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond.

If FRS 17 had been fully implemented for 2003, after excluding amounts that would have effectively be borne by the FFA, there would have been an £8 million shareholder charge (after tax) in the profit and loss account, and a shareholder loss of £16 million (after tax) in the statement of total recognised gains and losses.  The Modified Statutory Basis shareholders’ funds at 31 December 2003 would have been impacted by the establishment of a liability, net of deferred tax, of £101 million.

Shareholders’ Funds

On the achieved profits basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 31 December 2003 were £7.0 billion, a decrease of £153 million from 31 December 2002.

Statutory basis shareholders’ funds, which are not affected by fluctuations in the value of investments in the Group’s with-profits funds, were £335 million lower at £3.3 billion.

PRUDENTIAL PLC 2003 UNAUDITED RESULTS

Results Summary

Achieved Profits Basis Results	2003 £m		2002 £m
UK and Europe Insurance Operations	359		516
M&G	83		71
Egg	(34)		(20)
UK and Europe Operations	408		567
US Operations	216		265
Prudential Asia	378		516
Other Income and Expenditure (including Asia development expenses)	(208)		(215)
Operating profit before amortisation of goodwill and exceptional items*	794		1,133
Amortisation of goodwill	(98)		(98)
Short-term fluctuations in investment returns	682		(1,406)
Effect of changes in economic assumptions	(540)		(467)
Profit on sale of UK general business operations	—		355

Profit (loss) on ordinary activities before tax	838		(483)

Operating earnings per share*	26.4	p	42.8	p

Shareholders’ funds	£7.0	bn	£7.2	bn

			Restated**
Statutory Basis Results	2003 £m		2002 £m

Operating profit before amortisation of goodwill and exceptional items*	357		449

Profit on ordinary activities before tax	350		501

Operating earnings per share*	12.9	p	16.7	p

Basic earnings per share	10.4	p	23.5	p

Shareholders’ funds	£3.3	bn	£3.6	bn

	2003		2002

Dividend Per Share	16.0	p	26.0	p

Insurance and Investment Funds under Management	£168	bn	£155	bn

* Operating profit and operating earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance.  Profit on ordinary activities and basic earnings per share include these items together with actual investment returns.  This basis of presentation has been adopted consistently throughout the Preliminary Announcement.

** Statutory basis results for 2002 have been restated for altered accounting policy for certain reinsurance contracts on the adoption of the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003.

ACHIEVED PROFITS BASIS RESULTS

Summarised Consolidated Profit and Loss Account	2003 £m		2002 £m
UK and Europe Insurance Operations	359		516
M&G	83		71
Egg	(34)		(20)
UK and Europe Operations	408		567
US Operations	216		265
Prudential Asia	378		516
Other Income and Expenditure (including Asia development expenses)	(208)		(215)
Operating profit before amortisation of goodwill and exceptional items	794		1,133
Amortisation of goodwill	(98)		(98)
Short-term fluctuations in investment returns	682		(1,406)
Effect of changes in economic assumptions	(540)		(467)
Profit on sale of UK general business operations	—		355
Profit (loss) on ordinary activities before tax (including actual investment returns)	838		(483)
Tax	(355)		329
Profit (loss) for the year before minority interests	483		(154)
Minority interests	2		9
Profit (loss) for the year after minority interests	485		(145)
Dividends	(320)		(519)

Retained profit (loss) for the year	165		(664)

Basic Earnings Per Share
Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £527m (£851m)	26.4	p	42.8p
Adjustment for amortisation of goodwill	(4.9	)p	(4.9	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	23.3	p	(48.0	)p
Adjustment for post-tax effect of changes in economic assumptions	(20.5	)p	(14.4	)p
Adjustment for post-tax profit on sale of UK general business operations	—		17.2	p

Based on profit (loss) for the year after minority interests of £485m (£(145)m)	24.3	p	(7.3	)p

Average number of shares	1,996	m	1,988	m

Dividend Per Share	16.0	p	26.0	p

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	Insurance Products		Investment Products		Total
Insurance Products and Investment Products	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
UK and Europe Operations	4,448	5,808	3,797	3,731	8,245	9,539
US Operations	4,066	5,757	—	—	4,066	5,757
Prudential Asia	989	944	18,157	13,661	19,146	14,605
Group Total	9,503	12,509	21,954	17,392	31,457	29,901

	Single		Regular		Annual Equivalents
Insurance Products - New Business Premiums	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
UK and Europe Insurance Operations
Direct to customer
Individual annuities	657	683	—	—	66	68
Individual pensions and life	22	74	12	15	14	23
Department of Work and Pensions rebate business	280	215	—	—	28	22
Total	959	972	12	15	108	113
Business to Business
Corporate pensions	488	350	127	114	176	149
Individual annuities	223	212	—	—	22	21
Total	711	562	127	114	198	170
Intermediated distribution
Life	1,065	2,179	22	18	128	236
Individual annuities	828	860	—	—	83	86
Bulk annuities	287	710	—	—	29	71
Individual and corporate pensions	120	162	29	48	41	65
Department of Work and Pensions rebate business	103	90	—	—	10	9
Total	2,403	4,001	51	66	291	467
Partnerships
Life and individual annuities	98	11	—	—	10	1
Europe
Life	87	42	—	25	9	29
Total UK and Europe Insurance Operations	4,258	5,588	190	220	616	780
US Insurance Operations
Fixed annuities	1,375	2,708	—	—	138	271
Equity linked indexed annuities	255	254	—	—	25	25
Variable annuities	1,937	1,363	—	—	194	136
Life	—	—	13	22	13	22
Guaranteed Investment Contracts	183	292	—	—	18	29
GIC - Medium Term Notes	303	1,118	—	—	30	112
Total	4,053	5,735	13	22	418	595
Asian Insurance Operations
China	7	5	11	8	12	9
Hong Kong	189	140	83	84	102	98
India (Group’s 26% interest)	4	4	16	6	16	6
Indonesia	27	11	31	19	34	20
Japan	9	9	35	39	36	40
Korea	19	—	30	10	32	10
Malaysia	11	15	59	59	60	61
Singapore	181	279	57	46	75	74
Taiwan	28	14	132	145	135	146
Other	7	2	53	49	53	49
Total	482	479	507	465	555	513
Group Total	8,793	11,802	710	707	1,589	1,888

Annual Equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums.

Investment Products - Funds Under Management (FUM)

	FUM 1 Jan 2003	Gross Inflows	Redemptions	Market and Other Movements	FUM 31 Dec 2003
	£m	£m	£m	£m	£m
UK and Europe Operations	20,284	3,797	(2,444)	2,555	24,192
Prudential Asia	5,232	18,157	(16,635)	(158)	6,596
Group Total	25,516	21,954	(19,079)	2,397	30,788

ACHIEVED PROFITS BASIS RESULTS

Operating Profit before Amortisation of Goodwill and Exceptional Items

Results Analysis by Business Area	2003 £m	2002 £m
UK and Europe Operations
Insurance Operations:
New business	166	233
Business in force	193	283
Long-term business	359	516
M&G	83	71
Egg	(34)	(20)
Total	408	567
US Operations
New business	148	234
Business in force	71	17
Long-term business	219	251
Broker dealer and fund management	(3)	14
Total	216	265
Prudential Asia
New business	291	307
Business in force	87	209
Long-term business	378	516
Development expenses	(27)	(26)
Total	351	490
Other Income and Expenditure
Investment return and other income	29	3
Interest payable on core structural borrowings of shareholder financed operations	(143)	(130)
Corporate expenditure:
Group Head Office	(43)	(36)
Asia Regional Head Office	(24)	(26)
Total	(181)	(189)

Operating profit before amortisation of goodwill and exceptional items	794	1,133

Analysed as profits (losses) from:
New business	605	774
Business in force	351	509
Long-term business	956	1,283
Asia development expenses	(27)	(26)
Other operating results	(135)	(124)

Total	794	1,133

ACHIEVED PROFITS BASIS RESULTS

Summarised Consolidated Balance Sheet	2003 £m	2002 £m
Total assets less liabilities, excluding insurance funds*	136,373	126,280
Less insurance funds:
Technical provisions (net of reinsurers’ share)*	120,449	115,004
Fund for future appropriations	12,646	7,663
Less shareholders’ accrued interest in the long-term business*	(3,765)	(3,583)
	129,330	119,084

Total net assets	7,043	7,196

Share capital	100	100
Share premium	553	550
Statutory basis retained profit*	2,625	2,963
Additional achieved profits basis retained profit*	3,765	3,583

Shareholders’ capital and reserves	7,043	7,196

Movement in Shareholders’ Capital and Reserves	2003 £m	2002 £m
Profit (loss) for the year after minority interests	485	(145)
Exchange movements, net of related tax	(348)	(330)
New share capital subscribed	30	40
Dividends	(320)	(519)
Net decrease in shareholders’ capital and reserves	(153)	(954)
Shareholders’ capital and reserves at beginning of year	7,196	8,150

Shareholders’ capital and reserves at end of year	7,043	7,196

Comprising
UK and Europe Operations:
Long-term business	3,424	3,026
M&G	336	382
Egg	348	369
	4,108	3,777
US Operations	2,490	2,732
Prudential Asia	1,419	1,407
Other operations (including central goodwill and borrowings)	(974)	(720)

	7,043	7,196

* The 2002 figures for these lines have been restated as a result of the altered accounting policy for certain reinsurance contracts.  However, neither profit nor total net assets on the Achieved Profits basis has changed.

Basis of Preparation of Results

The achieved profits basis results have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 “Supplementary Reporting for long-term insurance business (the achieved profits method)”.

Under this guidance, the basis for setting long-term expected rates of return on investments and risk discount rates are, for countries with developed long-term fixed income securities markets, set by reference to period end rates of return on fixed income securities.  This “active” basis of assumption setting has been applied in preparing the results of the Group’s UK, Europe and US operations.  For the Group’s Asian operations, the active basis is appropriate for business written in Japan and Korea and US dollar denominated business written in Hong Kong.

For countries where long-term fixed income securities markets are underdeveloped, investment return assumptions and risk discount rates are based on an assessment of long-term economic conditions.  Except for the countries listed above, this basis is appropriate to the Group’s Asian operations.

The key economic assumptions are set out below:

	2003	2002
UK and Europe Insurance Operations
Pre-tax expected long-term nominal rate of investment return:
UK equities	7.3%	7.0%
Overseas equities	6.6% to 7.9%	7.0% to 7.8%
Property	6.6%	6.75%
Gilts	4.8%	4.5%
Corporate bonds	5.8%	5.5%
PAC with-profits fund assets (applying the rates listed above to the investments held by the fund)	6.8%	6.6%
Expected long-term rate of inflation	3.1%	2.5%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	6.8%	6.6%
Life business	5.9%	5.7%
Risk margin included within the risk discount rate	2.6%	2.6%
Risk discount rate	7.4%	7.1%

US Operations (Jackson National Life)
Expected long-term spread between earned rate and rate credited to policyholders	1.75%	1.75%
US 10 year treasury bond rate	4.3%	3.9%
Risk margin included within the risk discount rate	3.1%	3.1%
Risk discount rate	7.4%	7.0%

Prudential Asia
Weighted pre-tax expected long-term nominal rate of investment return	7.4%	7.1%
Weighted expected long-term rate of inflation	3.4%	3.0%
Weighted risk discount rate	10.4%	9.6%

The Prudential Asia weighted economic assumptions have been determined by weighting each country’s assumptions by reference to the Achieved Profits basis operating results for new business written in the relevant year.

Notes on the Unaudited Achieved Profits Basis Results

(1)          The achieved profits basis results for 2003 are unaudited.  The results for 2002 have been derived from the achieved profits basis supplement to the Company’s statutory accounts for that year.  The supplement included an unqualified audit report from the auditors.

(2)          Under the achieved profits basis, the operating profit from new business represents the profitability of new long-term insurance business written in the year and the operating profit from business in force represents the profitability of business in force at the start of the year with, for Asia, the statutory basis results of non-insurance operations. These results are combined with the statutory basis results of the Group’s other operations including banking, mutual funds and other non-insurance investment management business. The effects of short-term fluctuations in investment returns and the impact of changes in economic assumptions on shareholder’s funds at the start of the reporting period are excluded from operating profit but included in total profit. In the directors’ opinion, the achieved profits basis results provide a more realistic reflection of the performance of the Group’s long-term business than results under the statutory basis.

(3)          The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%.  Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

STATUTORY BASIS RESULTS

Summarised Consolidated Profit and Loss Account	2003 £m		Restated* 2002 £m
Continuing operations:
Long-term business gross premiums written (note 3)	13,781		16,669
Discontinued operations:
UK general business gross premiums written	—		329
	13,781		16,998

Profit on ordinary activities before tax*	350		501
Tax (note 4)*	(144)		(42)
Profit for the year before minority interests*	206		459
Minority interests	2		9
Profit for the year after minority interests*	208		468
Dividends (note 5)	(320)		(519)
Retained loss for the year*	(112)		(51)

Reconciliation of Operating Profit to Profit on Ordinary Activities
Operating profit based on long-term investment returns before amortisation of goodwill and arising wholly from continuing operations*	357		449
Amortisation of goodwill	(98)		(98)
Operating profit based on long-term investment returns*	259		351
Short-term fluctuations in investment returns	91		(205)
Profit on sale of UK general business operations	—		355
Profit on ordinary activities before tax (including actual investment returns)*	350		501

Basic Earnings Per Share
Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £257m (£333m)*	12.9	p	16.7	p
Adjustment for amortisation of goodwill	(4.9	)p	(4.9	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	2.4	p	(5.5	)p
Adjustment for post-tax profit on sale of UK general business operations	—		17.2	p

Based on profit for the year after minority interests of £208m (£468m)*	10.4	p	23.5	p

Average number of shares	1,996	m	1,988	m

Dividend Per Share	16.0	p	26.0	p

* The 2002 figures for these lines have been restated (note 2).

Operating Profit before Amortisation of Goodwill and Exceptional Items

Results Analysis by Business Area	2003 £m	Restated* 2002 £m
UK and Europe Operations
UK and Europe Insurance Operations*	256	372
M&G	83	71
Egg	(34)	(20)
Total*	305	423
US Operations
Jackson National Life	165	139
Broker dealer and fund management	(3)	14
Total	162	153
Prudential Asia
Long-term business and investment products	98	88
Development expenses	(27)	(26)
Total	71	62
Other Income and Expenditure
Investment return and other income	29	3
Interest payable on core structural borrowings of shareholder financed operations	(143)	(130)
Corporate expenditure:
Group Head Office	(43)	(36)
Asia Regional Head Office	(24)	(26)
Total	(181)	(189)

Operating profit before amortisation of goodwill and exceptional items*	357	449

* The 2002 figures for these lines have been restated (note 2).

Summarised Consolidated Balance Sheet	2003 £m	Restated* 2002 £m
Assets
Goodwill	1,504	1,604
Investments in respect of non-linked business:
Equities	34,877	30,007
Fixed income securities	64,591	63,200
Properties	10,965	10,766
Deposits with credit institutions	4,088	5,840
Other investments (principally mortgages and loans)	5,719	5,325
	120,240	115,138
Assets held to cover linked liabilities	19,921	15,763
Reinsurers’ share of technical provisions*	924	1,167
Banking business assets	12,629	11,502
Deferred acquisition costs*	2,952	3,222
Other assets*	3,556	3,595
Total assets*	161,726	151,991

Liabilities
Share capital	100	100
Share premium	553	550
Statutory basis retained profit *	2,625	2,963
Shareholders’ capital and reserves*	3,278	3,613
Minority interests	107	108
Fund for future appropriations	12,646	7,663
Technical provisions in respect of non-linked business*	101,178	100,164
Technical provisions for linked liabilities	20,195	16,007
Deferred tax	1,154	696
Debenture loans (note 6)	3,083	2,293
Other borrowings (note 6)	1,362	2,080
Banking business liabilities (note 7)	11,681	10,784
Obligations of Jackson National Life under funding and stocklending arrangements	3,762	5,098
Final dividend	214	341
Other liabilities*	3,066	3,144
Total liabilities*	161,726	151,991

Movement in Shareholders’ Capital and Reserves
Profit for the year after minority interests*	208	468
Exchange movements, net of related tax	(253)	(252)
New share capital subscribed	30	40
Dividends	(320)	(519)
Net decrease in shareholders’ capital and reserves*	(335)	(263)
Shareholders’ capital and reserves at beginning of year
As originally reported	3,668	3,950
Prior year adjustment for altered accounting policy for certain reinsurance contracts*	(55)	(74)
As restated*	3,613	3,876
Shareholders’ capital and reserves at end of year*	3,278	3,613

* The 2002 figures for these lines have been restated (note 2).

FRS1 Consolidated Cash Flow Statement	2003 £m	2002 £m
Operations
Net cash inflow from operating activities#	88	31
Servicing of finance
Interest paid	(172)	(180)
Tax
Tax received	128	299
Acquisitions and disposals
Net cash inflow from:
Acquisition of subsidiary undertakings	—	(12)
Disposal of businesses, net of reinsurance payments	27	353
Net cash inflow from acquisitions and disposals	27	341
Equity dividends
Equity dividends paid	(447)	(509)

Net cash outflow before financing	(376)	(18)

Financing
Issue of borrowings	829	86
Reduction in credit facility utilised by investment subsidiaries managed by PPM America	(151)	(165)
Issues of ordinary share capital	30	40
Net cash inflow (outflow) from financing	708	(39)

Net cash inflow (outflow) for the year	332	(57)

The net cash inflow (outflow) was invested (financed) as follows:
Net sales of portfolio investments	(149)	(83)
Increase in cash and short-term deposits, net of overdrafts	481	26

	332	(57)

In accordance with FRS 1, this statement excludes the cash flows of long-term business funds.

#  The reconciliation from operating profit before amortisation of goodwill to net cash inflow from operating activities is summarised below:

	2003 £m	Restated* 2002 £m
Operating profit before amortisation of goodwill*	357	449
Add back interest charged to operating profit**	189	190
Adjustments for non-cash items:
Tax on long-term business profits*	(154)	(172)
Amounts retained in long-term business operations and Egg, timing differences and other items*	(304)	(436)
Net cash inflow from operating activities (as shown above)	88	31

* The 2002 figures for these lines have been restated (note 2).

** This adjustment comprises interest payable on core structural borrowings, commercial paper and other borrowings, non-recourse borrowings of investment subsidiaries managed by PPM America and structural borrowings of Egg.  Interest payable on long-term business with-profits fund borrowings and other trading activities has been excluded from this adjustment.

Notes on the Unaudited Statutory Basis Results

(1)          The statutory basis results are unaudited.  The financial information set out above does not constitute the Company’s statutory accounts for the years ended 31 December 2003 or 2002.  The financial information for 2002 is derived from the statutory accounts for 2002, which have been delivered to the Registrar of Companies, as adjusted for the change of accounting policy explained in note 2.  The auditors have reported on the 2002 statutory accounts; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.  The statutory accounts for 2003 will be finalised on the basis of the financial information presented by the directors in this Preliminary Announcement and will be delivered to the Registrar of Companies following the Company’s Annual General Meeting.

(2)          The basis of accounting for certain reinsurance contracts has changed due to the adoption of the revised Statement of Recommended Practice (SORP) on accounting for insurance business issued by the Association of British Insurers in November 2003. Previously, the Company complied with the 1998 version of the SORP.  The impact of the change in policy is to increase statutory basis pre-tax operating profit for 2002 by £17m and to reduce statutory basis capital and reserves at the end of 2002 by £55m.  If the previous policy had been retained, statutory basis pre-tax operating profit for 2003 would have been lower by approximately £10m.

(3)          An analysis of long-term business gross premiums written is set out below:

	2003 £m	2002 £m
UK and Europe Insurance Operations	7,264	8,675
Jackson National Life	4,369	6,098
Prudential Asia	2,148	1,896
	13,781	16,669

(4)          The tax charge of £144m (£42m) comprises £22m (£69m) UK tax and £122m (£27m credit) overseas tax.

(5)          The final dividend of 10.7p per share will be paid on 26 May 2004 to shareholders on the register at the close of business on 19 March 2004.  A scrip dividend alternative will be offered to shareholders.  The total dividend for the year, including the interim dividend of 5.3p per share paid in 2003, amounts to 16.0p per share and the total cost of the dividend declared in respect of 2003 is £320m.

(6)          An analysis of borrowings is set out below:

	2003 £m	2002 £m
Net core structural borrowings of shareholder financed operations	2,135	2,226
Add back holding company cash and short-term investments	432	226
Core structural borrowings of shareholder financed operations	2,567	2,452
Commercial paper and other borrowings that support a short-term fixed income securities reinvestment programme	1,074	1,241
Non-recourse borrowings of investment subsidiaries managed by PPM America*	214	365
Egg debenture loans	451	202
UK Insurance Operations long-term business with-profits fund borrowings	120	100
Other borrowings of shareholder financed operations	19	13
	4,445	4,373
This total is recorded in the statutory basis summarised consolidated balance sheet as:
Debenture loans	3,083	2,293
Other borrowings	1,362	2,080
	4,445	4,373

* The holders of the borrowings issued by these subsidiaries do not have recourse beyond the assets of the subsidiaries.

(7)          An analysis of banking business liabilities is set out below:

	2003 £m	2002 £m
Egg	10,787	9,882
US Operations	894	902
	11,681	10,784
Comprising
Banking deposit balances	7,075	8,666
Debt securities issued and other liabilities	4,606	2,118
	11,681	10,784

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date	24 FEBRUARY 2004
* Print the name and title of the signing officer under his signature.		By:	STEVE COLTON
GROUP HEAD OF MEDIA RELATIONS & INTERNAL COMMUNICATIONS